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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 29549


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)



                      OPTEK TECHNOLOGY, INC.
                         (Name of Issuer)

                   Common Stock, $.01 par value
                  (Title of Class of Securities)

                              683815
                          (CUSIP Number)

                         David P. Dekker
          Household Commercial Financial Services, Inc.
  2700 Sanders Road, Prospect Heights, Illinois 60070
                          (708) 564-5000
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          March 27, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           SCHEDULE 13D

CUSIP No. 683815

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Household International, Inc. 36-3121988

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E) [  ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

7 SOLE VOTING POWER
- -0-

8 SHARED VOTING POWER
3,150,000

9 SOLE DISPOSITIVE POWER
- -0-

10 SHARED DISPOSITIVE POWER
3,150,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,150,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.1%

14 TYPE OF REPORTING PERSON*
HC


                           SCHEDULE 13D

CUSIP No. 683815

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Household Commercial Financial Services, Inc. 36-3427357

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

7 SOLE VOTING POWER
- -0-

8 SHARED VOTING POWER
3,150,000

9 SOLE DISPOSITIVE POWER
- -0-

10 SHARED DISPOSITIVE POWER
3,150,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,150,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.1%

14 TYPE OF REPORTING PERSON*
CO


                           SCHEDULE 13D

CUSIP No. 683815

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

HCFS Corporate Finance Venture, Inc.  36-3990749

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E) [  ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

7 SOLE VOTING POWER
3,150,000

8 SHARED VOTING POWER
- -0-

9 SOLE DISPOSITIVE POWER
3,150,000

10 SHARED DISPOSITIVE POWER
- -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,150,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.1%

14 TYPE OF REPORTING PERSON*
CO


                           SCHEDULE 13D
CUSIP No. 683815

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Virginia Financial Ventures, Inc. 54-1740145

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E) [  ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

7 SOLE VOTING POWER
- -0-

8 SHARED VOTING POWER
3,150,000

9 SOLE DISPOSITIVE POWER
- -0-

10 SHARED DISPOSITIVE POWER
3,150,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,150,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*  [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.1%

14 TYPE OF REPORTING PERSON*
CO


                           SCHEDULE 13D
CUSIP No. 683815

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Dominion Capital, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E) [  ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

7 SOLE VOTING POWER
- -0-

8 SHARED VOTING POWER
3,150,000

9 SOLE DISPOSITIVE POWER
- -0-

10 SHARED DISPOSITIVE POWER
3,150,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,150,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*  [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.1%

14 TYPE OF REPORTING PERSON*
CO


                           SCHEDULE 13D
CUSIP No. 683815

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Dominion Resources, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)  [  ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

7 SOLE VOTING POWER
- -0-

8 SHARED VOTING POWER
3,150,000

9 SOLE DISPOSITIVE POWER
- -0-

10 SHARED DISPOSITIVE POWER
3,150,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,150,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.1%

14 TYPE OF REPORTING PERSON*
HC


                           SCHEDULE 13D
CUSIP No. 683815

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

First Source Financial LLP 36-3991240

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)  [  ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

7 SOLE VOTING POWER
3,150,000

8 SHARED VOTING POWER
- -0-

9 SOLE DISPOSITIVE POWER
3,150,000

10 SHARED DISPOSITIVE POWER
- -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,150,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*  [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.1%

14 TYPE OF REPORTING PERSON*
PN


      Household International, Inc., a Delaware corporation ("Household International"), and Household Commercial Financial Services, Inc. ("Household"), a Delaware corporation and an indirect, wholly-owned subsidiary of Household International, hereby amend the Statement on Schedule 13D, dated July 14, 1988 as amended January 31, 1991 (the "Statement"), with respect to the shares of common stock, par value $0.01 (the "Shares"), of Optek Technology, Inc., a Delaware corporation (the "Issuer"). HCFS Corporate Finance Venture, Inc. ("HCFS"), a wholly-owned subsidiary of Household, which holds a fifty percent general partnership interest in First Source Financial LLP, an Illinois registered limited liability partnership ("FSFLLP"), FSFLLP, Virginia Financial Ventures, Inc. ("Virginia"), a Virginia corporation and a wholly-owned subsidiary of Dominion Capital, Inc. ("Dominion"), which holds a fifty percent general partnership interest in FSFLLP, Dominion, a wholly owned subsidiary of Dominion Resources, Inc. ("Dominion Resources"), and Dominion Resources hereby join in this Statement. A copy of the agreement between Household International, Household, HCFS, FSFLLP, Virginia, Dominion and Dominion Resources required by Rule 13d-1(f)(1)(iii) is attached hereto as Exhibit 8. Unless otherwise indicated, capitalized terms used below but not defined herein shall have the meanings assigned to such terms in the Statement.

Item 1.  Security and Issuer.

      Item 1 of the Statement is not amended.

Item 2.  Identity and Background.

      Item 2 of the Statement is hereby amended as follows:

      (a) Household International.

      The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Household International are set forth in Appendix A.

      During the last five years, neither Household International nor, to the best of its knowledge, any of the persons listed in Appendix A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      To the best knowledge of Household International, except as otherwise indicated in Appendix A, each of the persons listed in Appendix A is a citizen of the United States of America.

      (b) Household.

      The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Household are set forth in Appendix B.

      During the last five years, neither Household nor, to the best of its knowledge, any of the persons listed in Appendix B has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      To the best knowledge of Household, except as otherwise indicated in Appendix B, each of the persons listed in Appendix B is a citizen of the United States of America.

      (c) HCFS

      HCFS's principal business is acting as the general partner of FSFLLP. The address of HCFS's principal business and the address of its principal office are 2700 Sanders Road, Prospect Heights, Illinois 60070.

      The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of HCFS are set forth in Appendix C.

      During the last five years, neither HCFS nor, to the best of its knowledge, any of the persons listed in Appendix C has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      To the best knowledge of HCFS, except as otherwise indicated in Appendix C, each of the persons listed in Appendix C is a citizen of the United States of America.

      (d) FSFLLP.

      FSFLLP's principal business is providing commercial financial services. The address of FSFLLP's principal business and the address of its principal office are 2700 Sanders Road, Prospect
Heights, Illinois 60070.

      The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of FSFLLP are set forth in Appendix D.

      During the last five years, neither FSFLLP nor, to the best of its knowledge, any of the persons listed in Appendix D has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      To the best knowledge of FSFLLP, except as otherwise indicated in Appendix D, each of the persons listed in Appendix D is a citizen of the United States of America.

      (e) Virginia

      Virginia's principal business is acting as the general partner of FSFLLP. The address of Virginia's principal business and the address of its principal office are 901 East Byrd Street, Richmond, Virginia 23219.

      The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Virginia are set forth in Appendix E.

      During the last five years, neither Virginia nor, to the best of its knowledge, any of the persons listed in Appendix E has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      To the best knowledge of Virginia, except as otherwise indicated in Appendix E, each of the persons listed in Appendix E is a citizen of the United States of America.

      (f) Dominion

      Dominion is primarily engaged in financial and real estate investment activities. The address of Dominion's principal business and the address of its principal office are 901 East Byrd Street, Richmond, Virginia 23219.

      The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Dominion are set forth in Appendix F.

      During the last five years, neither Dominion nor, to the best of its knowledge, any of the persons listed in Appendix F has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      To the best knowledge of Dominion, except as otherwise indicated in Appendix F, each of the persons listed in Appendix F is a citizen of the United States of America.

      (g) Dominion Resources

      Dominion Resources is a holding company with utility and non-utility subsidiaries. The address of Dominion Resources's principal business and the address of its principal office are 901 East Byrd Street, Richmond, Virginia 23219.

      The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Dominion Resources are set forth in Appendix G.

      During the last five years, neither Dominion Resources nor, to the best of its knowledge, any of the persons listed in Appendix G has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      To the best knowledge of Dominion Resources, except as otherwise indicated in Appendix G, each of the persons listed in Appendix G is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

      Item 3 of the Statement is hereby amended as follows:

      Pursuant to the Amended and Restated Secured Credit Agreement, dated as of January 20, 1994 (the "Amended Secured Credit Agreement"), between the Issuer and Household, Household agreed to loan certain funds to the Issuer. Household agreed to make loans to the Issuer on a revolving basis in amounts up to $28,300,000. This indebtedness is evidenced by a Revolving Note in the form attached as Exhibit A to the Amended Secured Credit Agreement. Household agreed to make loans to the Issuer for working capital as from time to time requested by Issuer in an amounts up to $10,500,000. This indebtedness is evidenced by a Working Capital
Note in the form attached as Exhibit B to the Amended Secured
Credit Agreement. A copy of the Amended Secured Credit Agreement is attached to this Statement as Exhibit 9. See item 6.

      Pursuant to the Amended Secured Credit Agreement, the Issuer issued to Household a Warrant (the "Warrant") to purchase at any time on or before October 31, 1998 3,150,000 Shares at an exercise price of $0.50 (as it may be adjusted from time to time pursuant to the Warrant ("Exercise Price")). For a more detailed discussion of the Warrant, see item 6. A copy of the Warrant is attached to this Statement as Exhibit 12 and is incorporated by reference herein.

      Household, HCFS, Dominion and Virginia entered into an Asset Purchase Agreement, dated as of December 30, 1994, as amended by the First Amendment to the Asset Purchase Agreement, dated as of March 24, 1995 (as so amended the "Asset Purchase Agreement"). A copy of the Asset Purchase Agreement is attached hereto as Exhibit
10. See item 6. A copy of the First Amendment to the Asset Purchase Agreement is attached hereto as Exhibit 11. Pursuant to the Asset Purchase Agreement, Household sold certain warrants, including the Warrant, to FSFLLP. Household executed an Assignment of the Warrant to FSFLLP on March 24, 1995 (the "Assignment"). A copy of the Assignment is attached hereto as Exhibit 13. Pursuant to an Escrow Agreement between HCFS, Virginia, FSFLLP, Citicorp North America, Inc., as Agent, Financial Security Assurance, Inc., Citibank, N.A., CXC Incorporated, Household, Household Finance Corporation, Dominion Resources and Dominion, dated March 24, 1995 (the "Escrow Agreement"), the Assignment became effective when each party to the Escrow Agreement released certain agreements, including the Assignment. The agreements were released from escrow on March 27, 1995. A copy of the Escrow Agreement is attached hereto as Exhibit 14.

      The source of funds for the acquisition of Shares upon any exercise of the Warrant will be working capital of FSFLLP.

Item 4. Purpose of Transaction.

      Item 4 of the Statement is hereby amended as follows:

      FSFLLP acquired the Warrant from Household for investment purposes, and presently intends that any Shares acquired upon conversion of the Warrant will be held for investment purposes. Except for adjustments to the number of Shares issuable under the Warrant, FSFLLP does not presently intend to acquire additional Shares.

      Other than as indicated above, neither FSFLLP, Household International, HCFS, Household, Dominion, Virginia nor Dominion Resources has any plans and none has made or received any proposals which relate to or which would result in any of the following:

      (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board of Directors;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934; or

      (j) any actions similar to any of those enumerated above.

Item 5.  Interests in Securities of Issuer.

      Item 5 of the Statement is hereby amended as follows:

      (a) As of the date hereof, FSFLLP, Household International, Household, HCFS, Dominion Resources, Dominion and Virginia may be deemed to beneficially own 3,150,000 Shares, which represent approximately 49.1% of the sum of (i) the 3,266,195 Shares reported by the Company to be outstanding as of January 27, 1995 according to its Report on Form 10-Q for the fiscal quarter ended January 27, 1995 and (ii) the Shares issuable upon exercise of the Warrant. FSFLLP does not currently own any Shares. FSFLLP has the right to acquire all 3,150,000 Shares upon exercise of the Warrant.

      (b) FSFLLP has the power to vote and dispose of all Shares acquired upon exercise of the Warrant. Household International, Household, HCFS, Dominion Resources, Dominion and Virginia have shared power to vote and dispose of all Shares acquired upon exercise of the Warrant.

      (c) FSFLLP, Household International, Household, HCFS, Dominion Resources, Dominion and Virginia have not, and to the best knowledge of FSFLLP, Household International, Household, HCFS,
Dominion Resources, Dominion and Virginia none of the persons listed in Appendices A through G hereto has effected any transactions in Shares during the past 60 days.

      (d) None.

      (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

      Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

      Item 6 of the Statement is hereby amended as follows:

      (a) Amended Secured Credit Agreement.

      Pursuant to the Amended Secured Credit Agreement, Household agreed to loan certain funds to the Issuer. Household agreed to make loans to the Issuer on a revolving basis in amounts up to $28,300,000, as evidenced by a Revolving Note (the "Revolving Loan") in the form attached as Exhibit A to the Amended Secured Credit Agreement. Household agreed to make loans to the Issuer for working capital as from time to time requested by Issuer in an amounts up to $10,500,000, as evidenced by a Working Capital Note (the "Working Capital Loan") in the form attached as Exhibit B to the Amended Secured Credit Agreement.

      The Secured Credit Agreement contains standard covenants, including, without limitation, covenants which require the Issuer to deliver certain information to Household on a periodic basis and comply with certain financial ratios, and which prohibit certain significant corporate transactions, including payment of dividends, mergers, consolidations, and acquisitions or sales of all or substantially all of the Issuer's (or its subsidiaries') assets.

      Substantially all of the assets of the Issuer and its subsidiaries are pledged to Household to secure the Borrower's indebtedness to Household. The Secured Credit Agreement contains standard events of default, including, without limitation, default in certain payments to Household when due, certain events of bankruptcy and certain changes in control of the Issuer of the Borrower.

      (b) Warrant.

      Pursuant to the Warrant, Household has the right to purchase at any time on or before October 31, 1998, 3,150,000 Shares at the Exercise Price. The number of Shares subject to the Warrant and the Exercise Price are subject to adjustment to reflect certain events of dilution specified in the Warrant. Pursuant to the Warrant, the holder of the Warrant may, on up to four separate occasions, require the Issuer to register Shares issuable under the Warrant under the Securities Act of 1933; provided, however, that the Issuer shall not be required to register fewer than 200,000 Shares in any such registration.

      From time to time prior to the later to occur of (1) October 31, 1998 and (2) payment in full of all Liabilities (as defined in the Restated Secured Credit Agreement), the Issuer, upon written notice to the Issuer by the holder of the Warrant, is required to repurchase from the holder of the Warrant all or any portion of the Warrant or all or any number of Shares received pursuant to exercise of the Warrant for an amount determined by applying a formula specified in the Warrant, which shall not exceed the fair market value of the Shares to be repurchased and any Shares issuable upon exercise of the Warrant to be repaid. The Issuer has a similar right to repurchase issued Shares or Shares issuable upon exercise of the Warrant.

      (c) Asset Purchase Agreement

      Pursuant to the Asset Purchase Agreement, Household agreed to sell certain loans and warrants, including the Revolving Loan, the Working Capital Loan and the Warrant, to FSFLLP. Household also assigned its rights under related documents, including the Amended Secured Credit Agreement and the Registration Rights Agreement to FSFLLP.

      (d) Escrow Agreement

      Pursuant to the Escrow Agreement, the Assignment of the Warrant from Household to FSFLLP became effective as of March 27, 1995.

Item 7.  Materials to be filed as Exhibits.

      Item 7 of the Statement is hereby amended as follows:

      Exhibit 8 - Agreement among the Reporting Persons as to joint filing of Schedule 13D, dated April 6, 1995.

      Exhibit 9 - Amended and Restated Secured Credit Agreement, dated as of January 20, 1994 between Optek Technology, Inc. and
Household Commercial Financial Services, Inc.

      Exhibit 10 - Asset Purchase Agreement, dated as of December
30, 1994, by and among Household, HCFS Corporate Finance Venture,
Inc., Dominion Capital, Inc. and Virginia Financial Ventures, Inc.

      Exhibit 11 - First Amendment to the Asset Purchase
Agreement, dated as of March 24, 1995.

      Exhibit 12 - Warrant to Purchase Common Stock of Optek
Technology, Inc., dated as of January 20, 1994.

      Exhibit 13 - Assignment of Warrant, dated as of March 24,
1995, but effective as of March 27, 1995.

      Exhibit 14 - Escrow Agreement between HCFS Corporate Finance Venture, Inc., Virginia Financial Venture, Inc., First Source Financial LLP, Citicorp North America, Inc., as Agent, Financial Security Assurance, Inc., Citibank, N.A., CXC Incorporated, Household Commercial Financial Services, Inc., Household Finance Corporation, Dominion Resources, Inc. and Dominion Capital, Inc.

Signature

      After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 1995

HOUSEHOLD INTERNATIONAL, INC.


By: /s/ JOHN W. BLENKE
    _______________________
Name: John W. Blenke
Title: Secretary

Signature

      After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 1995


HOUSEHOLD COMMERCIAL FINANCIAL SERVICES, INC.

By: /s/ D.P. DEKKER
    _______________________
Name: D.P. Dekker
Title: Senior Vice President


Signature

      After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 1995


HCFS CORPORATE FINANCE VENTURE, INC.


By: /s/ D.P. DEKKER
    _______________________
Name: D.P. Dekker
Title: Senior Vice President

Signature

      After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 1995

FIRST SOURCE FINANCIAL LLP

By: /s/ D.P. DEKKER
    _______________________
Name: D.P. Dekker
Title: Vice President

Signature

      After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 1995

VIRGINIA FINANCIAL VENTURES, INC.

By:  /s/ HAYDEN D. McMILLIAN
    _______________________
Name: Hayden D. McMillian
Title: Vice President

Signature

      After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 1995


DOMINION CAPITAL, INC.

By: /s/ HAYDEN D. McMILLIAN
    _______________________
Name: Hayden D. McMillian
Title: Vice President and Treasurer


Signature

      After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 1995

DOMINION RESOURCES, INC.

By: /s/ DAVID L. HEAVENRIDGE
    _______________________
Name: David L. Heavenridge
Title: Senior Vice President


                            APPENDIX A

               DIRECTORS AND EXECUTIVE OFFICERS OF
                  HOUSEHOLD INTERNATIONAL, INC.

Name and Title; Principal Occupation or Employment:

William F. Aldinger, Director; President & Chief Executive Officer, Household International, Inc.

Donald C. Clark, Director; Chairman of the Board, Household
International, Inc.

Robert J. Darnall, Director; President and Chief Executive Officer, Inland Steel Industries, Inc. 30 West Monroe Street, Chicago,
Illinois 60603

Gary G. Dillon, Director; President and Chief Executive Officer,
Schwitzer, Inc., P.O. Box 15075, Asheville, North Carolina 28813

John A. Edwardson, Director; President, United Airlines, Inc.,
United Airlines World Headquarters, P.O. Box 66100, Chicago,
Illinois 60666

Mary J. Evans, Director; 920 Fifth Avenue, #14B, New York,
New York 10021

Cyrus F. Freidham, Jr., Director; Vice Chairman, Booz, Allen &
Hamilton, Inc., 225 West Wacker Drive, Suite 1700, Chicago,
Illinois 60606

Louis E. Levy, Director; 26 Farmstead Road, Short Hills,
New Jersey 07078

George A. Lorch, Director; Chairman & Chief Executive Officer,
Armstrong, World Industries, Inc., P.O. Box 3001, Lancaster,
Pennsylvania 17604

John D. Nichols, Director; Chairman and Chief Executive Officer,
Illinois Tool Works Inc., 3600 West Lake Avenue, Glenview, Illinois
60025

Gordon P. Osler, Director; TransCanada Pipelines, 55 Yonge Street, 8th Floor, Toronto, Ontario Canada M5E 1J4

James B. Pitblado, Director; BCE Place, 181 Bay Street, Suite 2370, P.O. Box 875, Toronto, Ontario, M5J 2T3 Canada

Arthur E. Rasmussen, Director; P.O. Box 1, Walton, New York 13856

S. Jay Stewart, Director; Chairman & Chief Executive Officer,
Morton International, Inc., 100 North Riverside Plaza, Chicago,
Illinois 60606

Louis W. Sullivan, M.D., Director; President, Morehouse School of
Medicine, 720 Westview Drive, S.W., Atlanta, Georgia 30310

Raymond C. Tower, Director; 81 Indian Hill Road, Winnetka, Illinois
60093

Robert F. Elliott, Group Executive - U.S. Consumer Finance and
Canada, Household International, Inc.

Joseph W. Saunders, Group Executive - U.S. BankCard and Household
Retail Services, Inc., Household Credit services, Inc., 1441
Schilling Place, Salinas, California 93901

Richard H. Headlee, Chairman, Alexander Hamilton Life Insurance
Company of America, 33045 Hamilton Boulevard, Farmington Hills,
Michigan 48334

Glen O. Fick, Group Executive - Commercial Finance, Household
International, Inc.

Gary D. Gilmer, President & Chief Executive Officer, Alexander
Hamilton Life Insurance Company, 33045 Hamilton Boulevard,
Farmington Hills, Michigan 48334

David A. Schoenholz, Senior Vice President - Chief Financial
Officer, Household International, Inc.

Edgar D. Ancona, Vice President - Treasurer, Household
International, Inc.

David B. Barany, Vice President - Chief Information Officer,
Household International, Inc.

John W. Blenke, Assistant General Counsel and Secretary, Household International, Inc.

Michael A. DeLuca, Vice President - Taxes, Household International,
Inc.

Colin P. Kelly, Vice President - Human Resources, Household
International, Inc.

Theresa F. Kendziorski, Vice President - Analysis and Projects,
Household International, Inc.

Richard J. Kolb, Vice President - Controller, Household
International, Inc.

Michael H. Morgan, Vice President - Corporate Communications,
Household International, Inc.

Randall L. Raup, Vice President - Strategy and Development,
Household International, Inc.

Kenneth H. Robin, Vice President - General Counsel, Household
International, Inc.

      Except as otherwise noted, the business address of each of the directors and executive officers listed above is 2700 Sanders Road, Prospect Heights, Illinois 60070. With the exception of Messrs. Osler and Pitblado, who are citizens of Canada, each of the directors and executive officers listed above is a citizen of the United States.


                            APPENDIX B

               DIRECTORS AND EXECUTIVE OFFICERS OF
          HOUSEHOLD COMMERCIAL FINANCIAL SERVICES, INC.


Name and Title; Principal Occupation or Employment:

G.O. Fick, Director; President

R.F. Elliott, Director; Group Executive-U.S. Consumer Finance and Canada, Household International, Inc.

W.F. Aldinger, Director; President & Chief Executive Officer,
Household International, Inc.

D.P. Killion, Executive Vice President and President CFD

R.E. Walsh, Executive Vice President and President EFD

D.P. Dekker, Senior Vice President - Finance & Administration

J.E. Jones, Senior Vice President - Real Estate Asset Management

J.W. Wilson, Senior Vice President - Risk Asset Management

R.C. Mancini, Secretary & General Counsel

R.M. Coseo, Vice President

M.A. DeLuca, Vice President

A.F. DeMonte, Vice President

M.G. DiRe, Vice President

W.D. Evans, Vice President

G.L. Francis, Vice President

D.A. Friedrich, Vice President

L.C. Klug, Vice President

S.E. Malinowski, Vice President

P.J. Moss, Vice President

J.L. Muller, Vice President

V.S. Powell, Vice President

R.A. Reese, Vice President

T.P. Shanley, Vice President

W.J. Tame, Vice President

C.M. Korte, Controller

N.L. Mychko, Assistant Vice President (Treasury)

N.J. Bromley, Assistant Vice President & Assistant Secretary

L.J. Morris, Assistant Vice President & Assistant Secretary

E.A. Szarkowicz, Assistant Vice President & Assistant Secretary

T.A. Claeys, Assistant Vice President

S.P. Errandi, Assistant Vice President

J.D. Freko, Assistant Vice President

C.L. Gill, Assistant Vice President

J.M. Kohlway, Assistant Vice President

J.J. Russell, Assistant Vice President

F.R. Schimel, Assistant Vice President

J.B. Weatherstein, Assistant Vice President

C.J. Oeler, Assistant Secretary

R.S. Winder, Assistant Secretary


      The business address of each of the directors and executive officers listed above is 2700 Sanders Road, Prospect Heights,
Illinois 60070.


                            APPENDIX C

               DIRECTORS AND EXECUTIVE OFFICERS OF
               HCFS CORPORATE FINANCE VENTURE, INC.

Name and Title; Principal Occupation or Employment:

E.A. Szarkowicz, Director; Vice-President and Secretary

G.O. Fick, Director; President

D.P. Dekker, Director; Senior Vice President

D.P. Killion, Executive Vice President

C.M. Korte, Controller

      The business address of each of the directors and executive officers listed above is 2700 Sanders Road, Prospect
Heights, Illinois 60070.


                            APPENDIX D

                      EXECUTIVE OFFICERS OF
                    FIRST SOURCE FINANCIAL LLP


Name and Title; Principal Occupation or Employment:

D.P. Killion, President

R.M. Coseo, Vice President

D.P. Dekker, Vice President

A.F. DeMonte, Vice President

G.L. Francis, Vice President

E.A. Szarkowicz, Secretary

L.J. Morris, Assistant Secretary

C.M. Korte, Treasurer

      The business address of each of the executive officers listed above is 2700 Sanders Road, Prospect Heights, Illinois 60070.


                            APPENDIX E

               DIRECTORS AND EXECUTIVE OFFICERS OF
                VIRGINIA FINANCIAL VENTURES, INC.


Name and Title; Principal Occupation or Employment:

Thos. E. Capps, Director; Chairman and Chief Executive Officer,
Dominion Resources, Inc.

David L. Heavenridge, Director; President, Virginia Financial
Ventures, Inc.

Paul J. Bonavia, Director; Senior Vice President and General
Counsel, Dominion Resources, Inc.

Hayden D. McMillian, Vice President, Virginia Financial Ventures,
Inc.

Daniel A. Hillsman, Jr., Secretary, Virginia Financial Ventures,
Inc.

The business address of each of the directors and executive officers listed above is 901 East Byrd Street, Richmond, Virginia
23219.


                            APPENDIX F

               DIRECTORS AND EXECUTIVE OFFICERS OF
                      DOMINION CAPITAL, INC.

Name and Title; Principal Occupation or Employment:

Thos. E. Capps, Director; Chairman and Chief Executive Officer,
Dominion Resources, Inc.

Tyndall L. Baucom, Director; President and Chief Operating Officer, Dominion Resources, Inc.

John W. Harris, Director; President and Managing Partner,
Harris Group, Rolanda Suite 175, 4201 Congress Street, Charlotte,
North Carolina

David L. Heavenridge, Director; President and Chief Executive
Officer, Dominion Capital, Inc.

William J. Hopke, Director; Senior Vice President, Dominion
Capital, Inc.

David A. Wollard, Director; President, Bank One Colorado
Corporation, Denver, Colorado, P.O. Box 17669, Denver, Colorado
80217-0069

David S. Brollier, Vice President, Dominion Capital, Inc.

Daniel A. Hillsman, Jr., Vice President - Administration, Dominion
Capital, Inc.

Hayden D. McMillian, Vice President and Treasurer, Dominion
Capital, Inc.

Mark P. Mikuta, Controller, Dominion Capital, Inc.

James L. Truehart, Vice President and Controller, Dominion
Resources, Inc.

Henry C. Riely, Corporate Secretary, Dominion Capital, Inc.

      With the exception of Messrs. Harris and Wollard, the business address of each of the directors and executive officers listed above is 901 East Byrd Street, Richmond, Virginia 23219.


                            APPENDIX G

               DIRECTORS AND EXECUTIVE OFFICERS OF
                     DOMINION RESOURCES, INC.

Name and Title; Principal Occupation or Employment:

John B. Adams, Jr., President and Chief Executive Officer, A. Smith Bowman Distillery, Inc., One Bowman Drive, Fredericksburg, VA 22408

Thos. E. Capps, Director; Chairman and Chief Executive
Officer, Dominion Resources, Inc.

Tyndall L. Baucom, Director; President and Chief Operating Officer, Dominion Resources, Inc.

John B. Bernhardt, Director; Managing Director, Bernhardt/Gibson
Financial Opportunities, 11817 Canon Boulevard, Suite 502, Newport
News, VA 23606

Dr. Benjamin J. Lambert, III, Director; Virginia State Senator and Optometrist, 904 North First Street, Richmond, VA 23219

Richard L. Leatherwood, Director; 3805 Greenway, Baltimore, MD
21218

Harvey L. Lindsay, Jr., Director; Chairman and Chief Executive
Officer, Harvey Lindsay Commercial Real Estate, Dominion Tower,
Suite 1400, 999 Waterside Drive, Norfolk, VA , 23510

Kenneth A. Randall, Director; 6 Whittaker's Mill, Williamsburg, VA
23185

William T. Roos, Director; 2820 Build America Drive, Hampton, VA
23666

Frank S. Royal, M.D., Director; East End Medical Building, 1122
North 25th Street, Suite A, Richmond, VA 23223

Judith B. Sack, Director; Advisor, Morgan Stanley, 1251 Avenue of the Americas, New York, NY 10020

Richard L. Sharp, Director; Chairman, President and Chief Executive Officer, Circuit City Stores, Inc., 9950 Mayland Drive, Richmond,
VA 23233-1464

Dr. S. Dallas Simmons, Director; President, Virginia Union
University, 1500 North Lombardy Street, Richmond, VA 23220

Robert H. Spilman, Director; Chairman of the Board, Bassett
Furniture  Industries, Inc., P.O. Box 626, Bassett, VA 24055

David L. Heavenridge, Senior Vice President, Dominion Resources,
Inc.

James L. Truehart, Vice President and Controller, Dominion
Resources, Inc.

Paul J. Bonavia, Senior Vice President and General Counsel,
Dominion Resources, Inc.

Lynwood R. Robertson, Senior Vice President, Chief Financial
Officer, Treasurer, Corporate Secretary, Dominion Resources, Inc.

Donald T. Hernick, Jr., Vice President, Dominion Resources, Inc.

Everard Munsey, Vice President - Public Policy, Dominion Resources,
Inc.

      Except as otherwise noted, the business address of each of the directors and executive officers listed above is 901 East Byrd
Street, Richmond, Virginia 23219.